58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

January 14, 2025

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.

Amendment No.1 to Registration Statement on Form F-1

Filed November 6, 2024

File No. 333-282164

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 9, 2024 on the Company’s amendment to registration statement on Form F-1 filed on November 6, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”).

The Company has responded to all of the Staff’s comments by providing explanations herein. The Staff’s comments are repeated below in bold and followed by the Company’s response.

Austin Bay Area Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Finance Securities and Exchange Commission January 14, 2025 Page 2	CONFIDENTIAL

Amendment No.1 to Form F-1 filed November 6, 2024

Risk Factors

PRC regulatory authorities have imposed penalties, including a six-month suspension, page 47

1.

We note your disclosure here that the penalties include a six-month suspension of certain of PwC Zhong Tian’s business operations in the PRC. It appears that as a result of the suspension, PwC Zhong Tian is not in good standing. Please refer to Rule 2-01 of Regulation S-X. An accountant that is not in good standing is not qualified to sign a consent that is filed with the Commission. Also, it appears that the financial information included in this registration statement for the nine-months ended September 30, 2024 was reviewed by an accountant that is not in good standing. Please revise to comply with the requirements of Regulation S-X or advise.

The Company respectfully advises the Staff that PwC Zhong Tian has notified the Company that PwC Zhong Tian is, and continues to be, in good standing based on its verbal communication with the relevant PRC regulators. PwC Zhong Tian also verbally confirmed its ability to provide consent for the prior public filings of the Registration Statement with the relevant PRC regulators. Nevertheless, the Company has decided to defer the next public filing until after March 13, 2025, when the suspension on PwC Zhong Tian is lifted.

The PRC government’s significant oversight, page 59

2.	Please revise to remove the language “in extreme cases” in the second sentence in this risk factor, when describing situations when the value of your securities may decline or become worthless.

In response to the Staff’s comment, the Company will remove the language “in extreme cases” in the next public filing of the amendment to Registration Statement.

Division of Corporation Finance Office of Finance Securities and Exchange Commission January 14, 2025 Page 3	CONFIDENTIAL

* * *

If you have any questions regarding this letter, please contact me at Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Justin You Zhou
Justin You Zhou

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Mengyu Lu, Esq., Partner, Kirkland & Ellis International LLP

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP